FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

                  1999 ACCRUED VACATION STOCK PURCHASE PROGRAM

            1. Purpose. The purpose of the Program is to encourage employees of Franklin Electronic Publishers, Incorporated ("Franklin") to acquire shares of Franklin's common stock, no par value ("Common Stock"), by utilizing the cash value (the "Cash Value") of all or a portion of their accrued but unused vacation time as of December 31, 1998 which is still unused as of December 15, 1999 ("Accrued Vacation").

            2. Stock Subject to Program. 125,000 of the authorized but unissued shares of the Common Stock are hereby reserved for issuance under the Program. If the number of shares of Common Stock reserved for issuance under the Program is insufficient for purposes of the Program, shares of Common Stock will be allocated pro rata, based on the Cash Value that each employee elects to receive in shares of Common Stock as compared to the aggregate Cash Value that employees elect to receive in shares of Common Stock.

            3. Administration. The Board shall have authority to interpret the Program and to prescribe, amend and rescind rules and regulations relating to it. Any determination by the Board in carrying out, administering or construing the Program shall be final and binding.

            4. Participation and Implementation of Program. (a) Each employee with Accrued Vacation shall, on or prior to December 22, 1999, complete an authorization on the form provided by Franklin. The election form shall state the portion of the Cash Value that such employee desires to allocate towards the purchase of Common Stock (the "Exchange Amount") and the portion of the Cash Value that such employee desires to receive in cash.


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            (b) During January 2000, Franklin shall deliver to each employee who has elected to receive shares of Common Stock, such number of shares of Common Stock as shall equal the quotient of (x) the Adjusted Exchange Amount divided by
(y) the Fair Market Value. The "Adjusted Exchange Amount" shall mean (x) the product of (i) 1.2 and (ii) the Exchange Amount minus (y) amounts withheld by Franklin in compliance with federal, state, and local tax withholding laws. The "Fair Market Value" shall mean the average of the closing prices of the Common Stock as reported on the principal national securities exchange on which the Common Stock is listed for trading for the 20 trading day period commencing on November 10, 1999. Any fractional share resulting from the application of the foregoing calculation shall be rounded to the next higher whole number.

            (c) Each employee whose Cash Value exceeds the Exchange Amount, if any, shall be entitled to receive the excess of the Cash Value over the Exchange Amount, if any, (the "Distribution Amount") as follows: (i) if the Distribution Amount is equal to or less than $5,000, Franklin shall pay the Distribution Amount less amounts withheld by Franklin in compliance with federal, state, and local tax withholding laws to such employee on or after January 1, 2000 but prior to January 5, 2000 and (ii) if the Distribution Amount exceeds $5,000, Franklin shall pay the Distribution Amount less amounts withheld by Franklin in compliance with federal, state, and local tax withholding laws to such employee in four equal quarterly installments on or after January 1, 2000 but prior to January 7, 2000, and on or about April 1, 2000, July 1, 2000 and October 1, 2000; provided, however, that if the employee ceases to be employed by Franklin prior to October 1, 2000, any unpaid Distribution Amount shall be paid to the employee within 30 days following such employee's cessation of employment.


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            5. Holding Period. Shares of Common Stock issued hereunder may not be sold, assigned, transferred or otherwise disposed of, and may not be pledged or hypothecated, until July 5, 2000.

            6. Expenses of Administration. All costs and expenses incurred in the operation and administration of the Program shall be borne by Franklin.

            7. No Employment Right. The existence of the Program shall not require Franklin or any subsidiary to continue to employ any employee.

            8. Governing Law. The Program shall be governed by the laws of the State of New York.


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